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                              May 17, 2023

       Ryan Sansom
       Partner
       Cooley LLP
       500 Boylston Street
       Boston, MA 02116-3736

                                                        Re: biote Corp.
                                                            Schedule TO-I filed
May 9, 2023
                                                            File No. 005-92341
                                                            Form S-4 filed May
9, 2023
                                                            Form S-4/A filed
May 16, 2023
                                                            File No. 333-271782

       Dear Ryan Sansom:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your offer materials. All references to disclosure refer to the Form S-4 registration statement filed May 9, 2023, as amended on May
       16, 2023.

       Schedule TO-I filed May 9, 2023

       General

   1. Since this exchange offer commenced upon filing of the registration statement, the statement that the
prospectus is    subject to completion    and    preliminary    is
inapplicable.
                                                         Please delete.
   2.                                                   We note your disclosure
that    [w]e reserve the right to redeem any of the Warrants, as
                                                        applicable, pursuant to
their current terms at any time, including prior to the completion of the Offer and Consent
Solicitation, and if the Warrant Amendment is approved, we intend
 Ryan Sansom
Cooley LLP
May 17, 2023
Page 2
         to require the conversion of all Warrants to shares of Class A Common Stock as provided
         in the Warrant Amendment.    Please provide a legal analysis regarding
how Warrants
         may be redeemed either during the Offer and Consent Solicitation or within 10 business days after the Expiration Date. Refer to Exchange Act Rule 13e-4(f)(6) and Rule 14e-5.
Risk Factors, page 14

3. The following sentence fragment on page 14 appears to be missing words: "Pursuant to the terms of the Warrant Agreement, the vote or written consent of holders of at least 50%
         of the Public Warrants and, solely with respect to any amendment to the terms of the
         Private Placement Warrants, at least 50% of the Private Placement Warrants." Please revise or advise.
Market Information, Dividends and Related Stockholder Matters, page 129

4. State the high and low sales prices for the Warrants for each quarter during the past two years. Refer to Item 1002(c) of Regulation M-A.
5. Provide the disclosure required by Item 1008(a) of Regulation M-A, including the percentage of Warrants beneficially owned by each director and executive officer of the Company.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 at Blake Grady at (202)
551-8573.



FirstName LastNameRyan Sansom                                  Sincerely,
Comapany NameCooley LLP
                                                               Division of
Corporation Finance
May 17, 2023 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName